Filed by HEC Holdings, Inc.
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No.: 333-84472

The following materials will be available on Hughes’ merger support website.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

Application of	)	EXPEDITED ACTION
	)	REQUESTED
ECHOSTAR COMMUNICATIONS CORPORATION,	)
GENERAL MOTORS CORPORATION, AND	)
HUGHES ELECTRONICS CORPORATION,	)
	)	CS Docket No. 01-348
Transferors,	)
)
and	)
)
ECHOSTAR COMMUNICATIONS CORPORATION,	)
)
Transferee.	)
)

Application of	)
)
ECHOSTAR SATELLITE CORPORATION	)
AND HUGHES ELECTRONICS CORPORATION	)	CS Docket No. 01-348
	)	File No. SAT-LOA-20020225-00023
	)	S2435
)
for Authority to Launch and Operate	)
NEW ECHOSTAR 1 (USABBS-16)	)
)

To: The Commission

PETITION FOR SUSPENSION OF HEARING

     EchoStar Communications Corporation (“EchoStar”), General Motors Corporation (“GM”), and Hughes Electronics Corporation (“Hughes”) (collectively, “Applicants”), hereby petition the Commission, pursuant to paragraph 295 of the Commission’s

Hearing Designation Order1 to suspend the hearing in this matter pending review of an amended application submitted by the Applicants concurrently with this suspension request. The HDO designated the Applicants’ initial merger application for hearing after the Commission determined that “the record... compiled thus far... prevent[ed] [the Commission] from making a determination that the grant of the application will serve the public interest, convenience and necessity.”2 However, the HDO explicitly gave Applicants the option, within 30 days of the mailing of the HDO3 to “file an amended application with the Commission to ameliorate the competition concerns identified in [the HDO],” and also “file a petition to suspend the hearing pending [Commission] review of the amended application.”4

     The Applicants are today filing an ameliorative amended application. As explained in that amendment, the Applicants’ remedy proposal is more than sufficient to resolve the competition concerns identified by the Commission. Therefore, a hearing on the amended application is unnecessary because the proposed remedy will cure these concerns even assuming the worst set of facts - i.e., even if one views the concerns identified in the HDO in the least favorable light for the Applicants. The Commission should thus suspend the hearing for the

     1 In the Matter of Application of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, Transferors, and EchoStar Communications Corporation, Transferee, Hearing Designation Order, CS Docket No. 01-348, FCC No. 02-284 (rel. Oct. 18, 2002) (“Hearing Designation Order” or “HDO”).

     2 HDO, ¶ 289. The Commission also designated for hearing the joint Application submitted by EchoStar and Hughes to launch and operate NEW ECHOSTAR 1, a direct broadcast satellite that would be located at the 110° W.L. orbital location and would ultimately enable the merged company to provide local service to all Designated Market Areas in the United States. Id. (“Issue 4”). As this satellite application was filed subject to, and contingent upon approval of the merger application, see id. ¶ 2, a hearing on the satellite application should also be suspended while the Commission considers the amended merger application.

     3 The public version of the HDO was postmarked on October 28, 2002.

     4 Id. ¶ 295.

purpose of evaluating the Applicants’ remedy proposal. If the Commission’s evaluation results in a conclusion that the Applicants are correct and that the proposed remedy truly ameliorates the competition concerns identified in the HDO, this conclusion will obviate the need for a hearing in this proceeding. This will in turn conserve both the Commission’s and the parties’ resources, allow a Commission decision well before the relevant trigger dates for termination of the merger agreement, and increase the likelihood that the merger as modified will be consummated, resulting in significant consumer benefits. The Agreement and Plan of Merger between EchoStar and Hughes contains several termination provisions, including, among other things, provisions that permit Hughes to terminate the transaction under certain circumstances if Commission approval is not received on or before January 6, 2003, or if the merger is not consummated by January 21, 2003. Accordingly, the parties urgently need Commission resolution before the effective termination trigger dates; only expedited action can secure meaningful relief for the parties, and for consumers.

     The Applicants request that the Commission place this petition along with the amended application on public notice for comment, and promptly suspend the hearing proceeding. This should permit a decision on whether to grant the application as amended without a hearing and well in advance of any contract termination trigger dates.

     The Applicants furthermore request that during the pendency of the hearing suspension and Commission consideration of the amended application requested herein, this proceeding be conducted in accordance with the provisions of Commission Rule 1.1206 governing non-restricted, “permit-but-disclose” proceedings. See 47 C.F.R. § 1.1206. The Commission has discretion under its ex parte rules to modify the status of proceedings “[w]here the public interest so requires in a particular proceeding.” 47 C.F.R. § 1.1200(a). The

Commission has already exercised this discretion in this proceeding by according permit-but-disclose status to the Applicants’ initial application. Here, as with the initial application, permit-but-disclose status will facilitate the opening of efficient lines of communication with the Commission, which will aid the Commission in reaching an expeditious decision on the amended application.

I.	THE HEARING SHOULD BE SUSPENDED WHILE THE COMMISSION CONSIDERS THE AMENDED APPLICATION

     The Commission has previously suspended or deferred hearings on license transfer applications where new developments or changed circumstances militated in favor of postponing the hearing process to give the Commission and the parties an opportunity to assess the effects of the new developments upon the application.5 Such was the case in recent hearing designation orders concerning radio station applications that included hearing suspension clauses similar to the suspension clause in the instant HDO. Significantly, suspension of the hearing was granted in each of the radio cases.6

     5 The Commission has also suspended the effectiveness of its orders in other contexts where warranted by changed circumstances. For example, a must carry order was stayed by the Cable Services Bureau where a party asserted that the facts underlying the order — specifically, those concerning the station’s ability to provide a good quality signal — had changed just before the Bureau released its order. See Rancho Palos Verdes Broadcasters, Inc. v. Mediacom Communications Corp., 16 FCC Rcd. 18499 (Cable Services Bur. 2001). In another recent case, the Wireless Telecommunications Bureau stayed the effectiveness of a rule designed to address problems with certain types of wireless handsets while it considered an ameliorative solution that had not been considered during the rulemaking. In the Matter of Revision of the Commission’s Rules to Ensure Compatibility with Enhanced 911 Emergency Calling Systems, CC Docket No. 94-102, RM-8143, DA 02-2423,2002 FCC LEXIS 4899 (Wireless Telecommunications Bur. rel. Sept. 30,2002).

     6 See In the Matter of the Application of Hilco Communications, Assignor, and Cumulus Licensing Corp., Assignee, for Consent to Assignment of License of KAYD-FM, Silsbee, Texas, Hearing Designation Order, MB Docket No. 02-236, FCC 02-236, 2002 FCC LEXIS 4343 (rel. Sept. 5, 2002); In the Matter of The Application of Voice in the Wilderness Broadcasting, Inc., Assignor, and Clear Channel Broadcasting Licenses, Inc., Assignee; For Consent to Assignment

     In Hilco, Voice in the Wilderness, and Air Virginia, the Commission was unable to find that grant of the transfer applications served the public interest and designated each application for hearing. The applicants were, however, given an opportunity in their respective hearing designation orders to amend their applications or file “such other information with the Media Bureau as they deem relevant to ameliorate the competition concerns identified.”7 At the same time, the Commission recognized that while consideration of these applications was governed by an interim policy announced in a Notice of Proposed Rulemaking on local radio ownership, the outcome of the cases might be affected by the ultimate resolution of policy issues being considered in the still pending rulemaking.8 Accordingly, the Commission provided each applicant with the option of deferring its hearing pending resolution of the rulemaking, consistent with a policy the Commission had adopted to ensure that applicants could have their applications evaluated under its final rules, rather than the interim rule.9 All of the applicants in Hilco, Voice in the Wilderness, and Air Virginia sought deferral, and the requests were granted in every instance. 10 of License of KCOL-FM, Groves, Texas, Hearing Designation Order, MB Docket No. 02-272; FCC 02-246, 2002 FCC Lexis 4342 (rel. Sept. 5, 2002); In the Matter Of Application of Air Virginia, 17 FCC Rcd. 5423 (2002) (Hearing Designation Order).

     7 See Hilco, 2002 FCC LEXIS 4343 at *50, ¶ 51; Voice in the Wilderness, 2002 FCC LEXIS 4342 at *50-51, ¶ 52; Air Virginia, 17 FCC Rcd. 5423, ¶ 58.

     8 See Hilco, 2002 FCC LEXIS 4343 at *50, ¶ 51; Voice in the Wilderness, 2002 FCC LEXIS 4342 at *50-51, ¶ 52; Air Virginia, 17 FCC Rcd. 5423, ¶ 58.

     9 See In the Matter of Rules and Policies Concerning Multiple Ownership of Radio Broadcast Stations in Local Markets; Definition of Radio Markets, Notice of Proposed Rulemaking and Further Notice of Proposed Rulemaking, 16 FCC Rcd. 19861 (2001), at ¶¶ 87-88.

     10 See In the Matter of Hilco Communications, Inc., Order, MB Docket No. 02-236, FCC 02M-90 (rel. Sept. 30, 2002) (ALJ deferring all hearing proceedings); In the Matter of Voice in the Wilderness, MB Docket No. 02-272, FCC 02M-91 (rel. Sept. 30, 2002) (ALJ deferring all

     Here, as in the radio transfer cases, the Commission has invited the Applicants to seek postponement of the hearing because of an anticipated change in circumstances. The initial merger application submitted by the Applicants has been amended with a proposed remedy that ameliorates the competition concerns cited by the Commission in designating the initial application for hearing. In light of this development, practicality and reason counsel that the Commission and parties not be required to expend resources to participate in a potentially complex and expensive hearing that may not be necessary, since the Commission may agree with the Applicants that the amended application resolves the Commission’s concerns.

     Thus, the more efficient course, and the course specifically contemplated by the Commission in the Hearing Designation Order, is for hearing proceedings to be suspended while the Commission considers and arrives at a decision regarding the amended application. This is the course the Commission wisely followed in other cases where new developments or changed circumstances would potentially affect the outcome of the proceeding. The Commission should follow the same course here.

II.	SUSPENSION OF THE HEARING IS ALSO WARRANTED UNDER THE STANDARDS SET FORTH IN CASE LAW GOVERNING ADMINISTRATIVE STAYS

     In the Applicants’ view, the decisions in the radio transfer cases, as well as practicality and reason, provide ample justification for suspending the hearing ordered in the instant proceeding. Applicants note, however, that suspension of the hearing would also be warranted under the four principles generally cited by courts and the Commission in determining whether to grant a stay of administrative action. As the Commission has observed, the well-

hearing proceedings); In the Mutter of Air Virginia, Inc., MM Docket No. 02-38, FCC 02M-28 (rel. Apr. 15, 2002) (ALJ deferring all hearing proceedings).

established standard for stay of administrative action is articulated in Virginia Petroleum Jobbers Ass ’n v. FPC11 and consists of the following factors:

(1) a likelihood of success on the merits; (2) the threat of irreparable harm absent the grant of preliminary relief; (3) the degree of injury to other parties if relief is granted; and (4) that the interests of the [stay] order will further the public interest.[12]

The Commission has explained further that these four factors are to be balanced on a case-by-case basis, and that there is no requirement that there be a showing as to each single factor.13 In addition, if there is a particularly overwhelming showing as to at least one of the factors, the Commission has opined that it “may find that a stay is warranted notwithstanding the absence of another one of the factors.”14

     As to the first factor, courts have explained that a demonstration of likely success on the merits does not mean the Applicants must prove that “ultimate success... is a mathematical probability”15 particularly where, as is the case here, the other factors also weigh heavily in favor of a stay. Instead, Applicants must simply make a “substantial case” on the merits.16 Here, the Applicants have filed concurrently with this Petition an amended application that satisfies the first prong of the Virginia Petroleum Jobbers test and ameliorates the concerns

     11 259 F.2d 921 (D.C. Cir. 1958),

     12 In the Matter of Biennial Regulatory Review Amendment of Parts 0, 1, 13, 22, 24, 26, 27, SO, 87, 90, 95, 97, and 101 of the Commission’s Rules to Facilitate the Development and Use of the Universal Licensing System in the Wireless Telecommunications Services, 14 FCC Red. 9305 (1999), at 14 (citing Virginia Petroleum Jobbers).

     13 Id.

     14 Id, (citation omitted); see also Washington Metropolitan Area Transit Comm ’n v. Holiday Tours, Inc., 559 F.2d 841 (D.C. Cir. 1977).

     15 Holiday Tours, 559 F.2d at 843.

     16 Id.

identified by the Commission in the HDO even if one views these concerns in the light least favorable to the Applicants. This amended application is incorporated by reference herein. Accordingly, the Applicants have not only presented the Commission with a “substantial case” on the merits, Applicants have demonstrated a likelihood of prevailing on the merits by resolving the concerns cited by the Commission in the HDO.

     As to the second factor, Applicants as well as the public stand to suffer great and certain irreparable harm in the absence of a hearing suspension. Any delay of a possible Commission decision granting the amended merger application beyond the contract termination trigger dates would create the high risk that one of the parties will elect to terminate the merger agreement. If that is allowed to occur, it will mean that the public will irretrievably forego the benefits of this transaction.17 Termination will specifically frustrate the opportunity of the Commission to find that the amendment to the application cures all of the competition concerns identified in the HDO. Conversely, suspension of the hearing and prompt grant of the amended application will increase the likelihood that the merger will be consummated if found by the Commission to be in the public interest.

     With regard to the third factor, suspension of the hearing will not harm other interested parties or the public. The Applicants seek only to maintain the status quo, remaining separate companies, while the Commission considers the amended application. Of course, none of the purported harms claimed by the merger opponents can come to pass while the status quo is maintained. Moreover, courts have recognized the wisdom of such an approach, observing that “[a]n order maintaining the status quo is appropriate when a serious legal question is presented,

     17 Courts have explained that harm is “irreparable” where, for example, it would destroy a business. See Holiday Tours, 559 F.2d at 843.

when little if any harm will befall other interested persons or the public and when denial of the [stay] order would inflict irreparable injury on the movant.”18

     Finally, as mentioned above, grant of this Petition will serve the public interest by avoiding the risk of termination of the merger agreement and preserving the opportunity of the public to enjoy the benefits of the merger if the Commission finds it to be in the public interest. It will also serve the public interest by promoting efficient use of scarce public resources. As explained above, it would be a waste of the Commission’s resources to proceed with a hearing that would be rendered unnecessary if the Commission agrees with the Applicants that the proposed remedy solves its competition concerns. Of course, this is precisely why the Commission explicitly afforded the Applicants an opportunity to request suspension of the hearing in the first instance — so that the Commission and the parties need not proceed unnecessarily with a hearing while it considers the remedial benefits of an amended application. The public also has an interest in “having legal questions decided on the merits, as correctly and expeditiously as possible,”19 and this interest will be promoted by suspending the hearing while the Commission expeditiously considers the amended application.

     In sum, Applicants have demonstrated: the likelihood of success on the merits by proffering an amended application that addresses the competition concerns expressed by the Commission in the Hearing Designation Order; that Applicants will suffer irreparable harm in the absence of a hearing suspension; the absence of any harm to other parties and the public; and the public’s interest in a correct, efficient and expeditious decision on the Applicants’ ameliorative proposal, and in avoiding the risk of termination of the merger agreement prior to

     18 Id. at 844.

     19 Id. at 843.

Commission action. As all four of the Virginia Petroleum Jobbers factors weigh in favor of the Applicants’ suspension request, the Commission should suspend the hearing pending its decision on the amended application.

III.	CONCLUSION

     For all of the foregoing reasons, the Applicants respectfully petition the Commission to suspend the hearing in this matter pending its review of the amended application submitted by the Applicants concurrently with this suspension request.

Respectfully submitted,

/s/ Gary M. Epstein/RMB	/s/ Pantelis Michalopoulos/RMB
Gary M. Epstein	Pantelis Michalopoulos
James H. Barker	Philip L. Malet
Latham & Watkins	Rhonda M. Bolton
555 11th Street, N.W.	Steptoe & Johnson LLP
Suite 1000	1330 Connecticut Avenue, N.W.
Washington, DC 20004	Washington, DC 20036-1795
202-637-2200	202-429-3000

Counsel for General Motors Corporation and Hughes Electronics Corporation	Counsel for EchoStar Communications Corporation

November 27, 2002

CERTIFICATE OF SERVICE

     I hereby certify that on this 27th day of November 2002, a copy of the foregoing was sent by first-class mail (or by hand delivery as indicated by asterisk) to the following:

* Honorable Richard Sippel	* Linda Senecal
Chief Administrative Law Judge	Management Analyst, Media Bureau
Federal Communications Commission	Federal Communications Commission
445 12th Street, SW	445 12th Street, S.W., Room: 2-C438
Washington, D.C. 20554 * Charles Kelly, Esq	Washington, D.C. 20554 Christopher C. Cinnamon, Esq.
Chief, Investigations and Hearings Division	Cinnamon Mueller
Enforcement Bureau	307 North Michigan Avenue, Suite 1020
Federal Communications Commission	Chicago, IL 60601
445 12th Street, SW, Room 3-B43 1	Counsel to American Cable Association
Washington, D.C. 20554
Henry L. Bauman
* W. Kenneth Ferree	National Association of Broadcasters
Chief	1771 N Street, N.W.
Media Bureau	Washington, D.C. 20036
Federal Communications Commission
445 Twelfth Street, SW	Ted S. Lodge, Esq.
Washington, DC 20554	Pegasus Communications Corp.
225 City Line Avenue, Suite 200
* Barbara Esbin	Bala Cynwyd, PA 19004
Associate Bureau Chief
Media Bureau	Patrick J. Grant, Esq.
Federal Communications Commission	Arnold & Porter
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Washington, DC 20554	Washington, D.C. 20004-1206
Counsel for Pegasus Communications Corp.
* Marcia Glauberman
Deputy Division Chief	William D. Silva, Esq.
Industry Analysis Division	Law Offices of William D. Silva
Media Bureau	5335 Wisconsin Avenue, N.W., Suite 400
Federal Communications Commission	Washington, D.C. 20015-2003
445 Twelfth Street, SW	Counsel to the Word Network
Washington, DC 20554

Alan C. Campbell, Esq.	Kemal Kawa, Esq.
Irwin, Campbell & Tannenwald, P.C	O’Melveny & Myers LLP
1730 Rhode Island Avenue, N.W., Suite 200	1650 Tysons Boulevard
Washington, D.C. 20036-3 101	McLean, VA 22102
Counsel to Family Stations, Inc.	Counsel for Northpoint Technology, Ltd.

Peter Tannenwald, Esq.	John R. Feore, Jr., Esq.
Irwin, Campbell & Tannenwald, P.C	Dow, Lohnes & Albertson, PLLC
1730 Rhode Island Avenue, N.W., Suite 200	1200 New Hampshire Avenue, N.W.
Washington, D.C. 20036-3101	Suite 800
Counsel to North Pacific International	Washington, D.C. 20036
Television, Inc.	Counsel for Paxson Communications
Corporation
Jack Richards, Esq.
Keller and Heckman LLP	Mark A. Balkin, Esq.
1001 G Street, N.W., Suite 500 West	Hardy, Carey & Chautin LLP
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Counsel to National Rural	Metairie, LA 70005
Telecommunications Cooperative	Counsel to Carolina Christian Television,
Inc. and LeSea Broadcasting Corporation
Stephen M. Ryan, Esq.
Manatt, Phelps & Phillips, LLP	Scott R. Flick, Esq.
1501 M Street, N.W., Suite 700	Shaw Pittman LLP
Washington, D.C. 20005	2300 N Street, N.W.
Counsel to National Rural	Washington, D.C. 20037
Telecommunications Cooperative	Counsel to Univision Communications

Arthur V. Belendiuk, Esq.	Barry D. Wood, Esq.
Smithwick & Belendiuk, P.C	Wood, Maines & Brown, Chartered
5028 Wisconsin Avenue, N.W	1827 Jefferson Place, N.W.
Suite 301	Washington, D.C. 20036
Washington, D.C. 20016	Counsel to Eagle III Broadcasting, LLC
Counsel to Johnson Broadcasting
of Dallas, Inc.	Barry D. Wood, Esq.
Wood, Maines & Brown, Chartered
Debbie Goldman, Esq.	1827 Jefferson Place, N.W.
Communications Workers of America	Washington, D.C. 20036
501 Third Street, N.W	Counsel to Brunson Communications, Inc.
Washington, D.C. 20001

/s/ Rhonda M. Bolton
Rhonda M. Bolton